Correspondence


                            Marine Exploration, Inc.
                           535 16th Street, Suite 820
                             Denver, Colorado 80202
                     Main (303) 459-2485 FAX (303) 534-2400


                                    Mexp.biz



April 27th, 2010

United States Securities and Exchange Commission
Attn: William H. Thompson
Mail Room 3561
Washington, D.C. 20549


Re:      Marine Exploration, Inc.
         Forms 10-K and 10-K/A for Fiscal Year Ended June 30, 2009 Filed September 28, 2009 File No 0-24637

Dear Mr. Thompson:

We are in receipt of your correspondence dated March 22, 2010 and our responses are below. As a result of your comments we have filed the second amendment to the Marine Exploration, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, to amend for those items discussed below.

Form 10-K/A for Fiscal Year Ended June 30, 2009
-----------------------------------------------
Consolidated Financial statements, page F-1
-------------------------------------------
Consolidated Balance Sheets, page F-3
-------------------------------------

     1. In future filings please separately report the deficit accumulated during the development stage from the deficit accumulated from previous business operations. In addition, it appears that the deficit accumulated during the devel0pment stage disclosed in the balance sheet should agree to the net loss reported from inception of the development stage to the end of the most recent year presented in the statements of operations. Please revise future filings accordingly or advise.

          We have reviewed your comment and will make such revisions to our future filings. In future filings the Company will separate the deficit accumulated during the development stage from the deficit accumulated from previous operations. In addition, the Company notes that the deficit accumulated during the development stage of $7,099,889 on the balance sheet does not match the corresponding figure on the statements of operations of $14,240,460. These figures should match at $14,240,460. The discrepancy was due to an unnoticed typo error on the balance sheet. The cumulative development stage deficit on the balance sheets and statements of operations do match on the subsequent two 10-Q's.



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                                                                     Page 2 of 4
                                                       Marine Explorations, Inc.
                                                                April 27th, 2010

Note 6.  Commitments, page F-13
-------------------------------

     2. Please revise your disclosure regarding the joint venture to fund salvage and treasure recovery operations for the specified projects, which appears to be further described in the description of your business, to comply with the requirements of EITF 07-1 (FASB ASC 808-10-50). Your disclosure should clearly describe the following:

          o    The nature and purpose of the arrangement;
          o    Your rights and obligations under the arrangement;
          o Your accounting policies for the funding provided under the terms of the arrangement; and
          o The income statement classification and amounts attributable to transactions arising from the arrangement.

          Please also disclosure the funding provided and the remaining obligation as of the most recent balance sheet date. If you have not been able to make the required payments, please also disclose whether there are any penalties or uncertainties which are reasonably likely to result in a loss.

     After review of your comment we have expanded the disclosure in Note 6 in the Notes to the Financial Statements.

Item 9A. Controls and Procedures Disclosures Controls and Procedures, page 17
-----------------------------------------------------------------------------

     3. Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosures by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please revise your disclosure in future quarterly reports.

          After a review your comment, we have revised our Item 9A to use the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e) and have revised our disclosure to show that disclosure controls and procedures were not effective at June 30, 2009. We will take action to insure such disclosures in our future filings are accurate.


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                                                                     Page 3 of 4
                                                       Marine Explorations, Inc.
                                                                April 27th, 2010



Internal Controls Over Financial Reporting, page 17
---------------------------------------------------

     4. It does not appear that the financial statement section of your document contains the management's report on internal control over financial reporting. Please revise to include management's annual report on internal control over financial reporting as required by
          Item 308T(a) of Regulation S-K. Please note that since the auditor's attestation report is not required pursuant to the temporary rules of the Commission, you should provide the disclosure required by Item 308T(a)(4). In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

          After a review of your comment and our filing we have revised our Annual Report on Form 10-K to include management's annual report on internal control over financial reporting as required by Item 308T(a) of Regulation S-K.

          As a result of this failure to include the disclosure requirements, we have determined that our internal controls over financial reporting are not effective as discussed in the Amendment No. 2 to our Annual Report on Form 10-K.

     5. Please revise your disclosure to state whether there has been any change, as opposed to significant changes, in your internal control over financial reporting during the last fiscal quarter, as opposed to the fiscal year, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T9b) of Regulation S-K. In addition, please revise your disclosure in future quarterly reports to provide the disclosure required by Item 308T(b) of Regulation S-K.

          We have revised our disclosure to state that there were no changes in our internal control during the last fiscal quarter, rather than to say that there were no significant changes. We will make such disclosures in our future quarterly reports.

Signatures, page 24
-------------------

     6. The report must also be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. Any person who occupies more than one of the positions specified shall indicate each capacity in which he signs the report. Please amend the filing to include the appropriate signatures in the second signature section of Form 10-K. Refer to general instruction D.(2) and the signature section of Form 10-K.

          We have submitted our Amendment No. 2 on Form 10-K signed by our principal executive officer, principal accounting officer and at least a majority of our Board of Directors.

Item 15.  Exhibits and Financial statement Schedules, page 23
-------------------------------------------------------------

     7. It appears the report of your independent registered public accountant is incorporated by reference in previously filed registration statements. As such, please provide the consent required by Item 601(b)(23) of Regulation S-K.

     We have removed the exhibit list referencing our previously filed registration statements.


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                                                                     Page 4 of 4
                                                       Marine Explorations, Inc.
                                                                April 27th, 2010

In addition, we acknowledge the following:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses and the filing of Amendment No. 2 to our Annual Report on Form 10-K for the year ended June 30, 2009 has satisfied your concerns. Please let us know if you have any further comments.

                                      Sincerely,

                                      Marine Exploration, Inc.


                                      /s/ Robert Stevens
                                      ----------------------------
                                      Robert Stevens,  Interim CFO




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